Mail Stop 4561
    February 23, 2006

VIA U.S. MAIL AND FAX (617) 421-5402

Mr. Boy van Riel
Vice President and Treasurer
Sonesta International Hotels Corporation
116 Huntington Avenue
Boston, MA 02116

        Re: Sonesta International Hotels Corporation
         Form 10-K for the year ended December 31, 2004
         Filed March 31, 2005
        File No. 0-09032

Dear Mr. van Riel:

        We have completed our review of your Form 10-K and do not, at
this time, have any further comments.

            Sincerely,

Daniel L. Gordon
Branch Chief